UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Smith, Mark W
   2050 Spectrum Boulevard


   Fort Lauderdale, FL  33309
2. Issuer Name and Ticker or Trading Symbol
   Interim Services Inc. (IS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President of Finance
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities
Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed
of (D)            Securities         Indirect
                                              Date        Code
A               Beneficially   D   Beneficial
                                              (Month/
or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount
D  Price        End of Year    I
--------------------------------------------------------------------------------
----------------------------------------------------


Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially
Owned  (Columns 1 through 6)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number
of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action
Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or
Disposed of (D)
                               Derivative
                               Security                       Code      A
D                Exercisable  Expiration
--------------------------------------------------------------------------------
----------------------------------------------------
Deferred Stock Units           $0.0000         07/05/99       A
11,991.0000                       07/05/00     07/05/06
Deferred Stock Units           $0.0000         02/18/99       A
1,000.0000                        02/18/00     02/18/09
Incentive Stock Option (right  $19.8750        02/18/99       A
5,001.0000                        02/18/00     02/18/09
to buy)
Incentive Stock Option (right  $20.8500        07/02/99       A         28.0000
07/02/00     07/02/09
to buy)
Non-Qualified Stock Option     $19.8750        02/18/99       A
9,999.0000                        02/18/00     02/18/09
(right to buy)
Non-Qualified Stock Option     $20.8500        07/02/99       A
34,972.0000                       07/02/00     07/02/09
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially
Owned  (Columns 1,3 and 7 through 11)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying
of Deri-    Derivative        Indirect
                               Date      Securities
vative      Securities    D   Beneficial
                                                                        Amount
or     Security    Beneficially  or  Ownership
                                                                        Number
of                 Owned at      I
                  -                      Title                          Shares
End of Year
--------------------------------------------------------------------------------
----------------------------------------------------

Deferred Stock Units           07/05/99  Common Stock
11,991.0000               11,991.0000   D   Direct
Deferred Stock Units           02/18/99  Common Stock
1,000.0000                1,000.0000    D   Direct
Incentive Stock Option (right  02/18/99  Common Stock
5,001.0000                5,001.0000    D   Direct
to buy)
Incentive Stock Option (right  07/02/99  Common Stock                   28.0000
28.0000       D   Direct
to buy)
Non-Qualified Stock Option     02/18/99  Common Stock
9,999.0000                9,999.0000    D   Direct
(right to buy)
Non-Qualified Stock Option     07/02/99  Common Stock
34,972.0000               34,972.0000   D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Smith, Mark W
DATE